Exhibit 99.1

PENN WEST ENERGY TRUST BUILDING FOR THE FUTURE 2007 ANNUAL SUMMARY

PROFILE Penn West is North America’s largest conventional energy trust and has entered 2008  with a foundation of strength, including production of over 200,000 boe per day*, proved plus probable reserves of 750 million boe*, an enterprise value of approximately $14 billion*, monthly distributions of $0.34 per unit, a moderate payout ratio of approximately 73 percent and access to additional capital when required. Penn West has been building for the future with strong and diversified assets, well positioned in western Canada’s light oil resources, growth projects offering material upside potential – including a presence in Alberta’s vast oil sands play – recent strategic acquisitions and sound financial management. * Proforma Penn West, Canetic and vault as at December 31, 2007. FROM A FOUNDATION OF UNPRECEDENTED STRENGTH HIGHLIGHTS 10 LETTER TO UNITHOLDERS 12 OPERATIONS REVIEW 18 CORPORATE RESPONSIBILITY 36 FIVE YEAR FINANCIAL AND OPERATIONS SUMMARY 44 QUARTERLY FINANCIAL AND OPERATING SUMMARY 46 ABBREVIATIONS 46  NOTES TO READER 47 INVESTOR INFORMATION 48

1 The Trust’s ability to distribute almost $1 billion per year while making capital expenditures of over $1 billion in 2007 offers investors the best of both worlds: strong current distributions plus steady investment for long-term sustainability. Note: Unless otherwise indicated, historical data does not include Canetic and vault.

2 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY THE STRENGTH OF SIZE, MANAGEMENT AND ASSETS Penn West has a 15-year track record of growth and profitability, initially as an exploration and production company, and since 2005 as an energy trust. Our range of strengths positions us to continue profiting from the opportunities we see in the Western Canada Sedimentary Basin. Size allows us to pursue many opportunities – of new drilling approaches or completions technologies, of grassroots exploration plays, of strategic acquisitions – all while maintaining a risk profile appropriate to an energy trust and providing a steady stream of distributions to unitholders. Penn West has a senior management group, technical teams and field personnel experienced in all aspects needed to thrive as a senior energy trust: field optimization and grassroots exploration, corporate finance and risk management, and strategic acquisitions ranging from individual property deals to multi-billion-dollar corporate transactions.

3 311 Net Wells Drilled in 2007* 97% Drilling success rate* Core Activity Area* (%) • Central • Plains • Northern In 2007 and early 2008 Penn west closed three substantial deals – adding one group of producing properties, acquiring a smaller energy trust and conducting the $5.5 billion acquisition of Canetic Resources Trust. Penn West’s recent acquisitions build for the future by enhancing the size, quality and range of opportunities of our asset base. 200 thousand boe per day* production  750 million boe proved plus probable reserves*  4.1 million net acres of undeveloped land*  * Proforma Penn West, Canetic and Vault as at December 31, 2007. 4 38 58

4 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY STRENGTH THROUGH DIVERSITY Penn West has a presence in most of the major play types of the Western Canada Sedimentary Basin. We are active in conventional and non-conventional plays in light oil, Heavy oil and natural gas.  The play types range from the high-netback light oil to the low-risk shallow gas, enhanced recovery projects in long-life light oil pools, reserves growth opportunity in the Peace River Oil Sands, and participation in technology-driven exploration programs. Our properties span the Basin from southeast Saskatchewan to northeast B.C. Diversity creates strength: strength of opportunity, strength of risk management, strength of production and cash flow, and strength for the future.

5 57% Liquids Production 43% Natural Gas Production Reserves As at December 31, 2007* (Proved plus probable) (%)  • Natural Gas • Light and Medium Oil • NGLs • Conventional Heavy Oil Production As at December 31, 2007* (%)  • Natural Gas • Light and Medium Oil • NGLs • Conventional Heavy Oil * Proforma Penn West, Canetic and Vault as at December 31, 2007.  PRODUCTION MIX Penn West’s production in early 2008 was approximately 57 percent crude oil, of which 37 percent represented premium-priced, high-netback light oil. Light Oil Heavy Oil Natural Gas Enhanced Recovery Oil Sands 5 11 35 49 6 14 43 37

6 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY THE STRENGTH OF OPERATIONAL AND FINANCIAL STABILITY Penn West’s operational and financial stability includes many things. It includes a reserve-life-index of over 10 years – contributing to the Trust’s sustainability.  It includes an average operating netback in 2007 of more than $31 per boe thanks to Penn West’s large base of high-netback light oil production – supporting strong and stable distributions to unitholders. It includes sound financial management and a prudent debt ratio that will enable us to act on future strategic opportunities. It includes extensive tax pools of more than $5 billion at year-end 2007.

7 $1.1 billion in Capital Expenditures in 2007 Capital Expenditures (%) • Property/Land Acquisition and Retention • Operations • CO2 Pilot Costs • Corporate THE RESULT Penn West is among the very few energy trusts with sufficient strength to have maintained its rate of distributions throughout 2007.  $800 million field spending in 2007  $976 million in cash distributions in 2007 2 1 57 40

8 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY STRENGTH FOR THE FUTURE Penn West is positioned for the future. Long-life assets provide a stable base of production and cash flow. Scale and diversity of properties provide a wealth of opportunities for optimization, development and exploration. Our presence in non-conventional plays offers material growth and upside potential. Financial strength positions us to continue acting as a consolidator of assets in western Canada, and to act on opportunities outside western Canada.

9 2008 Capital Program (%) • Development • Enhanced Oil Recovery • Non-operated • Base Maintenance • Environmental • Land and Seismic • Corporate 10.5 years Reserve Life Index (Proved plus probable) $960 million 2008 Forecast Capital Expenditures Penn West looks to the future with optimism. The world needs energy, and Penn west has proven its ability to profit and grow. We intend to make sure that investors continue to share in the Trust’s success. In 2008 we are investing nearly $1 billion in our asset base.  $5.6 billion tax pools* $15.0 billion safe harbour for expansion* * Proforma Penn West, Canetic and Vault as at December 31, 2007. 4 7 10 5 3 4 67

10 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY HIGHLIGHTS FINANCIAL ($ millions, except per unit amounts and % change) Years ended December 31, 2007 2006 % Change Gross revenues (1) $ 2,461.8 $ 2,100.9 17 Funds flow (2) 1,331.5 1,176.8 13 Basic per unit 5.56 5.86 (5) Diluted per unit 5.51 5.78 (5) Net income 175.5 665.6 (74) Basic per unit 0.73 3.32 (78) Diluted per unit 0.73 3.27 (78) Total expenditures, net 1,140.2 577.9 97 Long-term debt at period-end 1,943.2 1,285.0 51 Distributions paid (3) $ 976.0 $ 781.8 25 OPERATIONS Daily production Natural gas (mmcf/day) 329.4 312.5 5 Light oil and NGL (bbls/day) 50,175 39,514 27 Conventional heavy oil (bbls/day) 22,019 20,776 6 Total production (boe/day) 127,098 112,369 13 Average sales price Natural gas (per mcf) $ 6.85 $ 6.75 1 Light oil and NGL (per bbl) 68.75 65.02 6 Conventional heavy oil (per bbl) 45.26 43.07 5 Netback per boe Sales price $ 52.73 $ 49.58 6 Risk management 0.06 1.64 (96) Net sales price 52.79 51.22 3 Royalties 9.72 9.46 3 Operating expenses 11.04 10.39 6 Transportation 0.52 0.60 (13) Netback (2) $ 31.51 $ 30.77 2 (1) Includes gains and losses on commodity contracts. (2) Non-GAAP measures. Please see Non-GAAP Measures Advisory on page 47. (3) Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

KEY PERFORMANCE MEASURES


Daily Average Production
(mboe/day)
102
106
100
112
127
03
04
05
06
07


Proved Plus Probable Reserves*
(mmboe)
358
367
357
483
482
03
04
05
06
07

* Working interest reserves (before royalty burden and excluding royalty interests).


Funds Flow (1)
($/basic unit*)
$5.04
$5.37
$7.28
$5.86
$5.56
03
04
05
06
07

* Per basic equivalent share for 2003 and 2004.


Netback (1)
($/boe)
$23.13
$23.23
$32.92
$30.77
$31.51
03
04
05
06
07

(1) Non-GAAP measures. Please see Non-GAAP Measures Advisory on page 47.

11

12 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY LETTER TO UNITHOLDERS As Penn West has grown over the past 15 years, we’ve always tried to apply the right means to attain our objectives. Those objectives include growth over the medium term, competitive yields in the immediate term and prudent financial management at all times.  In 2007, Penn West executed a capital program focused on the long-term growth and development of our extensive portfolio of assets. We were able to maintain cash distributions to unitholders at existing levels despite a volatile commodity pricing environment which saw continued weakness in natural gas amid strengthening crude oil prices. Our balanced asset base still enabled capital spending of $1.1 billion and cash distributions of nearly $1 billion in 2007, while maintaining a strong balance sheet.  The year was Marked by the announcement of our acquisition of Canetic Resources Trust. This $5.5 billion transaction closed early in 2008 and along with the recent acquisitions of Vault Energy Trust and Canetic’s acquisition of Titan Exploration Ltd., lifted Penn West’s daily production above 200,000 boe per day. Today’s Penn West is comparable in scale and asset diversity to the continent’s senior independent energy producers. Penn West entered 2008 with a suite of high-quality conventional and unconventional projects with mid to long-term exploration, development and enhanced recovery potential, industry-leading ownership of western Canada’s largest legacy light oil pools, and an enterprise value of approximately $14 billion. We are building our future through appropriate field development, prudent financial management, and strategic acquisitions.  We are building our future through appropriate field development, prudent financial management, and strategic acquisitions.  Key Results Here are some key indicators of Penn West’s performance within the Canadian energy trust space in 2007: • Average production of approximately 127,100 boe per day, an increase of approximately 13 percent over 2006, making Penn West North America’s largest conventional energy trust; • Average netbacks of $31.51 per boe, including $40.55 per bbl of light oil and NGL production; • Funds flow of $1.3 billion or $5.56 per unit, basic; • Capital investment of $1.1 billion, including drilling of 199 net wells with a 96 percent success rate, plus net property acquisitions valued at more than $400 million; • Proved plus probable reserves at year-end of 482 million boe; • A proved plus probable reserve life index of 10.5 years; • Year-end debt of $1.9 billion, approximately 1.5 times our 2007 funds flow; • An on-target payout ratio of 73 percent; and • Distributions of $976 million. The distribution rate of $0.34 per unit monthly has been stable since the last increase in February 2006.

13 In January 2008, the acquisition of Canetic and Vault Energy Trust added further production of approximately 76,000 boe per day and proved plus probable reserves of nearly 270 million boe. Our pilot projects at Pembina and South Swan Hills continued to build Penn West’s long-term potential for enhanced light oil recovery and sequestration of greenhouse gases using carbon dioxide injection and miscible flooding.  2007 Operations Penn West was able to limit inflationary cost pressures which affected many operators throughout the Western Canada Sedimentary Basin (WCSB). We had the smallest year-over-year increase in operating costs of the senior energy trusts, with operating costs increasing by just 6 percent. We completed a number of strategic property acquisitions that strengthened assets and created new opportunities. Most notable among these acquisitions was the $329 million purchase of key infrastructure at our Peace River Oil Sands project. Our pilot projects at Pembina and South Swan Hills continued to build Penn West’s long-term potential for enhanced light oil recovery and sequestration of greenhouse gases using carbon dioxide injection and miscible flooding.  Full-year funds flow and production were in line with guidance. We experienced modest shortfalls on some quarterly targets which resulted largely from unplanned maintenance and workovers. A fire at the Wildboy natural gas processing facility in northeast B.C. reduced daily production by approximately 5,000 boe per day for five months. Property and business interruption insurance will mitigate most of the lost funds flow and costs. At our Peace River Oil Sands growth play, we continue to develop the potential of this asset and delineate the resources under our 300,000 net acre land position. Despite lower than anticipated 2007 production volumes, we are taking steps to ensure the play’s longer-term success. We have seen positive results from the improved placement of horizontal wells within the reservoir, longer horizontal wells and our first multi-leg horizontal well. In terms of infrastructure, we invested $100 million in 2007 on gathering lines and facilities that will support growing production. The Peace River Oil Sands is a tremendous asset with sizeable resources that could add materially to Penn West’s reserves and production over the long term. The Canetic Acquisition Acquisitions have long been part of the Penn West business model. The acquisition of Canetic, which was announced in October 2007 and closed on January 11, 2008, resulted in a deeper asset base and an expanded opportunity set from which future development will flow. This combination results in a trust with an attractive suite of high-quality conventional and unconventional projects with mid to long-term economic potential, an emphasis on resource plays, the opportunity to grow reserves and production through various enhanced recovery projects, and the continued ability to transact acquisitions that provide further opportunities for exploration or technology-driven growth.

14 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY Penn West has built its foundation on the long-life, lower-decline properties that suit the longer-term needs of an energy trust. Light oil delivers higher netbacks and is easily marketed as overall domestic light oil production declines. The Canetic assets increase Penn West’s light oil production, expanding our presence in western Canada’s key historical light oil pools. Although the Canetic transaction wasn’t done merely for reasons of scale, our larger size is of strategic significance. Penn West has always been opportunity-rich, but our enlarged asset base creates opportunities in enhanced light oil recovery and grassroots exploration of new, technology-driven plays such as tight gas and emerging tight oil. Our diverse portfolio of assets and sizeable capital program allow us to deploy capital into those projects which provide the most robust economic returns. Our size also affords us the flexibility to invest in projects and technologies which we expect will provide substantial returns in the future, but may not produce funds flow in the short term. Alberta’s Royalty Review In the second half of 2007 the Alberta government conducted a review of its royalty framework. This review resulted in an increase to oil and natural gas royalties beginning in 2009. Producers likely to experience the greatest increase to royalties are those with high-production-volume wells. Based on our most recent royalty rates in Alberta and within the context of our production and pricing experienced during 2007, we estimate the net impact to Penn West under a similar pricing and production scenario to be a 3.5-4.0 percent reduction in funds flow. This assessment is based largely on the lower average production profile of our wells within Alberta. Approximately one-third of Penn West’s production is in Saskatchewan and British Columbia.  Penn West was able to maintain distributions to unitholders at $0.34 per unit monthly or $4.08 per unit for the full year.  Distributions The interplay of prices, cost structures, capital requirements and the need for a strong balance sheet results in what is deemed to be a sustainable distribution level. Penn West was able to maintain distributions to unitholders at $0.34 per unit monthly or $4.08 per unit for the full year. This resulted in an on-target payout ratio of 73 percent for 2007. Penn West has sustained this per unit amount since February 2006. The Canetic assets increase Penn West’s light oil production while expanding our presence in western Canada’s key historical light oil pools.

15 LETTER TO UNITHOLDER Our large asset base and capital resources enable us to apply new technologies and pursue new play types across our portfolio.  Field Activities and Plans Thanks in large part to new technologies and committed operators willing to apply the required capital and expertise, there are new play concepts and opportunities to add reserves in reservoirs that historically received little attention in the WCSB. Penn West is advantaged by its terrific asset portfolio that creates exposure to numerous conventional and non-conventional plays. Lately we have seen increased industry attention on shale gas, tight gas, tight oil, oil sands and coal bed methane (CBM). Penn West is well-positioned in these emerging plays, which give us significant optimism for the resource potential within our existing asset base. For our crucial portfolio of large, legacy light oil pools, we have a three-stage plan: increase the density of vertical wells and drill horizontal wells to speed recoveries of known pools; optimize our waterfloods and pressure maintenance to sustain volumes; and implement enhanced recovery programs, including carbon dioxide injection and miscible flood, to add reserves using tertiary methods. Penn West’s large unconventional oil projects provide opportunities for material growth of long-life, low-decline production. In the Peace River Oil Sands, key elements are aligning which position us well for sustained growth, efficient operations and improved netbacks. On longer horizontal wells we’re seeing first-year productivity improvements of 50 percent, while the productivity on multi-lateral wells has increased by two to four times. These results have greatly improved both project payout and reserves per well. Our most recent drilling phase, at Harmon Valley, is yielding wells with first-year average productivity of 100 bbls per day. Our research into thermal recovery techniques is ongoing. Natural gas is a key North American energy commodity, and Penn West has extensive natural gas assets. These include conventional opportunities throughout our 4.1 million net acres of undeveloped land (including Canetic), plus CBM and a new unconventional resource, shale gas. Penn West and Canetic had moved separately through the CBM exploratory stages and have experienced good results in the Mannville coals and the dry Horseshoe Canyon coals. We are continuing with both pilot and commercial-scale projects.

16 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY Our large asset base and capital resources enable us to apply new technologies and pursue new play types across our portfolio. In southwest Saskatchewan we gained a new oil exploration play through the Canetic transaction. We are engaged in the process of unlocking this tight oil reservoir using techniques and processes most commonly seen in natural gas completion projects. Leveraging off the learnings from this project, we are evaluating the suitability of this technology on some of our more mature fields. At Willesden Green we’re completing our first multi-zone fracture in the Cardium Formation – a large light oil pool with significant recovery potential. We’re testing the same technology in the Jean Marie Formation at Wildboy, an expansive natural gas play in northeast B.C. In the future we will be evaluating opportunities to apply our proven approach outside the WCSB, in plays offering a similar depositional environment and production history; plays that amount to an extension of our knowledge base in western Canada. With our strong track record in light oil, secondary recovery and enhanced recovery, it follows that we should look for similar light oil pools in other basins. As well as offering opportunity to recapitalize and re-energize assets through new ideas and technologies, we see these as structural options providing improved portfolio and risk management, which are important for a larger producer. In recent months we have strengthened our executive team. In February 2008 Murray Nunns joined Penn West as President and Chief Operating Officer. As a professional geologist with a track record of success, Murray will chart Penn West’s medium to long-term strategy for developing and enhancing our asset base. Murray has worked in basins in the U.S. and other parts of the world. He brings to Penn West a senior-level focus on exploration, including direct experience in deep, tight gas development, making him a tremendous addition to the team. In order to maintain a sharp focus on maximizing operating efficiencies and developing our enhanced recovery opportunities, David Middleton, as Executive Vice President, Operations and Corporate Development, will focus on the day-to-day operations of Penn West and on providing strategic direction for the development of our enhanced oil recovery programs, including revitalizing our legacy light oil assets.

17 LETTER TO UNITHOLDERS Penn West is well-positioned for 2008. We are confident in our business model, financial strength, asset base, growth opportunities and the capabilities of our people. Penn West is well-positioned for 2008. We are confident in our business model, financial strength, asset base, growth opportunities and the capabilities of our people. Flattening costs, along with robust commodity pricing, should combine to bolster our corporate netback throughout 2008. While we are comfortable with our current distribution level and believe that in this buoyant commodity price environment we can meet our capital requirements while paying an appropriate distribution, we will be careful to ensure the correct balance is maintained. Penn West’s credit capacity includes a syndicated $4 billion, three-year revolving facility that replaced previous borrowings in January 2008, plus US$475 million of long-term private notes and approximately $336 million in convertible debentures. Additionally, in April 2008, Penn West proposed an offering of private notes with an aggregate principal amount of US$480 million, plus $30 million in Canadian denominated notes, the proceeds of which the Trust intends to use to repay bank debt. As is typical for a company having acquired extensive assets, we are currently examining our portfolio for non-core or lower-return properties. The sale of any such properties would allow us to repay debt in the short term. Our overall goal remains constant: to create a strong suite of producing assets centred on a foundation of light oil, with a lower organic decline rate, good growth and development prospects and a conservative balance sheet. Let us take this opportunity to welcome the approximately 800 employees and managers of Canetic, Vault and Titan who have joined the combined team. They bring impressive technical, financial and management capabilities – another source of Penn West’s unprecedented strength. I also extend sincere thanks to all of Penn West’s existing employees and managers for delivering another successful year. The integration of the former organizations into Penn West is well advanced thanks to the focus and sincere effort by all staff. All of us are working together in the interests of unitholders in building for the future. On behalf of the Board of Directors, (signed) William E. Andrew (signed) Murray R. Nunns William E. Andrew Murray R. Nunns Chief Executive Officer and Director President and Chief Operating Officer May 1, 2008

18 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY OPERATIONS REVIEW Access to capital •  Technical abilities •  Track record •  Strong management team Building value from the inside out Conventional Light oil Unconventional Light oil • Conventional Heavy oil Unconventional Heavy oil •  Conventional Natural gas Unconventional Natural gas Short-term optimization • Medium-term conventional development • Capital investment in long-term material growth opportunities • Acquisitions

OPERATIONS REVIEW


TOTAL LAND HOLDINGS
(Includes Canetic and Vault)
NORTHERN
CENTRAL
PLAINS
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
CANADA
UNITED STATES
Wildboy
Firebird
Buick Creek
Pouce Coupe
Otter
Slave
Red Earth
Seal
Swan Hills
Mitsue
Virginia Hills
S. Swan Hills
Kaybob
Corbett Creek
Pembina
Hoadley
Ferrybank
Willesden Green
Joffre
Wainwright
Three Hills
Hoosier & Coleville
Countess
Alderson
Swift Current
Weyburn
Midale
Queensdale/Alida
GAS PROPERTY
LIGHT/MEDIUM OIL PROPERTY
HEAVY OIL PROPERTY
CONVENTIONAL POOLS
OIL SANDS PROJECTS
EOR PROJECTS
CBM PROJECTS
PENN WEST LAND

19

20 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY LIGHT OIL Light oil generates the highest netbacks of the hydrocarbon commodities in western Canada. Light oil is a premium product offering numerous advantages, including: high product prices, strong refinery demand, longstanding production history and relatively low royalties on lower-rate producing wells. These advantages more than compensate for the generally higher operating costs and infrastructure maintenance associated with older light oil pools. Light oil generates the highest netbacks of the hydrocarbon commodities in western Canada. Light oil is becoming increasingly difficult to find through exploration for new pools. The majority of future light oil reserve additions will come from enhanced recovery of known pools. Through years of focused capital investment and strategic acquisitions, Penn West has gained interests in the majority of the largest light oil pools in western Canada. Penn West’s light oil activities, backed by extensive infrastructure and years of operating experience, are focused on enhancing these long-life, low-decline legacy assets. Penn West’s light oil assets offer tremendous value on all three levels: near-term optimization, medium-term development and long-term enhanced recovery. The strategic combination with Canetic increased the combined Trust’s light oil base and added opportunities for resource play development.

21 LIGHT OIL CONVENTIONAL LIGHT OIL Penn West has built a strategic position of light oil legacy assets in western Canada. Conventional light oil pools are those in which oil flows to the surface under its own pressure (rare for all but the newest oil wells), is pumped to the surface (known as primary recovery), or receives active pressure maintenance and voidage replacement through methods such as waterflood (secondary recovery). Penn West’s light oil production totalled approximately 48,000 bbls per day at year-end 2007. Given the longstanding production history of Penn West’s conventional light oil pools, the Trust focuses on systematic production optimization, maintaining and enhancing waterfloods, selected drilling of vertical and horizontal infill locations, and carefully measured application of new technologies and techniques aimed at unlocking previously inaccessible reservoirs. The overarching goal is to reduce the light oil field’s production annual decline rate to as low as 5-10 percent and, in some cases, nearly zero. These measures extend the field’s economic life and add production and reserves to the Trust’s asset base. In 2007, Penn West actively invested in many of its light oil pools through production and waterflood optimization projects. Typical measures included facilities consolidation, solution gas conservation, converting gas-driven pumps to electric power, reducing maintenance costs and improving run-time of production. Waterflood management included converting inactive wells to new water injectors, intensive pattern-by-pattern study of individual waterflood schemes, improving injection distribution, upgrading infrastructure, reactivating suspended wells and experimenting with new techniques such as horizontal injection wells. The optimization program delivered a number of impressive results in 2007. Newly acquired light oil assets at Red Earth were immediately subjected to a comprehensive optimization program that added 1,500 bbls per day by early 2008. Also during 2007 Penn West assumed operatorship over the Mitsue Gilwood Unit and the Virginia Hills Unit #1. Gaining access to these under-exploited assets provide future potential to add low-risk production and reserves. Penn West also continued to drill for light oil in 2007. At Flat Lake in southeast Saskatchewan a four-vertical-well test confirmed potential for a larger horizontal infill program. The Canetic merger added a number of high-potential light oil properties (please see the section on the Canetic assets). Some of these are applying completion techniques such as multi-stage-fractured horizontal wells, which Penn West intends to apply in new ways on some of its legacy assets.

22 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY CHERHILL DEVELOPMENT PROGRAM Cherhill, Alberta is an example of Penn West’s ability to integrate acquired assets and then add value, reinvigorating an aging light oil pool that was considered mature and with little prospect for further development. Since acquiring Cherhill in July 2006, Penn West has halted the pool’s decline and exited 2007 with inclining production and new drilling plans. Cherhill extends over approximately eight sections of land. The reservoir is a complex dolomitized limestone with an underlying natural water drive plus a gas cap. Despite the pool’s nearly half-century-long production history, Penn West saw the opportunity to increase the pool’s recovery through a comprehensive optimization program launched in 2007 that added 400 bbls per day of production (an increment of 25 percent in new volumes) without any drilling. The next phase was to complement the pool’s existing 21 producing wells with new horizontal wells placed into untapped oil reservoir. New 3D seismic shot in 2007 was used to high grade four horizontal locations drilled in Q1 2008. The high netbacks generated by the 33º API Banff Formation oil make Cherhill an obvious candidate for continuous optimization, waterflood management and infill drilling, plus perhaps enhanced oil recovery over the longer term.  Cherhill Property Oil/Gas Rate (bbls/d, mcf/d) • Total Incremental (boe/d) • Solution Gas (mcf/d) • Oil Production (bbls/d) • Total Production (boe/d)  3,000 2,500 2,000 1,500 1,000 500 0 Oct 05 Jan 06 Apr Jul Oct Jan 07 Apr Jul Oct Jan 08 Apr UNCONVENTIONAL LIGHT OIL As conventional light oil pools under secondary recovery mature, the operator can attempt to rejuvenate them through tertiary recovery programs or by innovative completion techniques. Two important methods for oil recovery beyond conventional means are horizontal wells with multi-staged fractures to unlock tighter reservoirs, and enhanced oil recovery (EOR) by miscible flooding using solvents such as carbon dioxide (CO2). Where a conventional waterflood is aimed at maintaining reservoir pressure and essentially pushing oil towards producing wellbores, miscible flooding helps to mobilize and recover residual oil that cannot be recovered through waterflooding techniques. Penn West continues to accumulate an ownership position in major pools with extensive discovered resources and that have potential for improved recovery through EOR techniques. Advances in technology and recovery techniques drive new reserves from these pools without the conventional risk inherent with exploration drilling. Successful EOR programs can dramatically reduce a pool’s annual production decline and, in some cases, achieve year-over-year increases in overall production.

23 LIGHT OIL Miscible CO2 EOR in mature light oil pools has proven to add up to 15 percent of the initial discovered resource over secondary recovery techniques. Penn West is one of the foremost drivers of EOR projects in western Canada. The Trust’s current EOR projects include: • Operating Alberta’s first commercial CO2 miscible flood, the Joffre Viking tertiary unit; • The second largest interest in the Weyburn field, Canada’s largest commercial CO2 miscible flood and Penn West’s second-largest light oil source; • A non-operated position in the Midale field, which commenced the first phase of commercial CO2 flood in 2005; • Operating the South Swan Hills Unit hydrocarbon (liquid ethane) miscible flood; • A vertical CO2 miscible flood pilot in the South Swan Hills Unit, which is scheduled to begin injection in the second quarter of 2008 (please see accompanying item); • A non-operated position in Swan Hills Unit #1’s miscible flood project; • A non-operated interest in a vertical CO2 miscible flood pilot in Swan Hills Unit #1; • Operating the Pembina Cardium pilot vertical CO2 miscible flood, which commenced injection in 2005 into the largest light oil pool in western Canada; and • A horizontal expansion to the Pembina Cardium pilot CO2 miscible flood, which is scheduled to begin injection in the second quarter of 2008. Penn West’s EOR strategy began in the late 1990s by acquiring light oil pools amenable to CO2 flooding throughout western Canada. The second phase of EOR development includes gathering technical data and modelling reservoir behaviour to predict the commercial viability of CO2 miscible flooding in various pools. Penn West is currently in the third phase of CO2 research, where pilot projects are either under construction or operational. Implementing pilot projects is intended to substantiate viable tertiary recovery schemes that can be applied at many fields. SOUTH SWAN HILLS CO2 MISCIBLE FLOOD PILOT In 2007 Penn West initiated construction of a pilot CO2 miscible flood in the South Swan Hills Unit. The project included construction of a satellite facility for CO2 injection and response monitoring of two CO2 injectors and six producing wells. The pilot will be targeting part of the unit’s longstanding hydrocarbon miscible flood EOR pattern areas. The objective of the pilot is to measure the reservoir’s response to CO2 flooding in the less permeable, but still viable, layers in the reservoir. The target layers are considered to be bypassed by previous flooding and likely to contain substantial volumes of unswept oil. Technical analysis has suggested the reservoir pressure, temperature and oil gravity are all amenable to miscible CO2 flooding. Two pilot injection wells were modified to seal off the already well-flooded zones in order to effectively target the bypassed layers. Injection of CO2 is scheduled to commence in the second quarter of 2008, and will continue for a planned three years. Penn West expects CO2 miscible flooding to generate substantial further recoveries at South Swan Hills plus surrounding units. If the pilot is successful, much of the current hydrocarbon miscible flooding activity could be replaced by CO2, significantly reducing costs, and new patterns could be placed in areas not previously subject to EOR. The South Swan Hills Unit sits among a group of large, unitized light oil pools, two of which also have CO2 miscible flood pilots. Penn West holds interests in most of these pools.

24 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY HEAVY OIL CONVENTIONAL HEAVY OIL Penn West has demonstrated its ability to add unitholder value and to generate good production netbacks from conventional heavy oil over its many years of operations. The foundation of this success is having control over a wide area and implementing systematic, pool-wide production and reservoir management approaches that control operating costs, reduce production declines, maximize production uptime, and add incremental production and reserves. These long-life heavy oil pools can produce at low annual declines, delivering good netbacks over many years. Conventional heavy oil pools are generally shallow, reducing development risks and drilling costs. Reserves can be added and natural production declines arrested through production and waterflood optimization and selected infill drilling. About 17 percent or 22,019 barrels per day of Penn West’s production was conventional heavy oil at year-end 2007. Penn West’s main heavy oil areas are Hoosier and Coleville in southwest Saskatchewan and the greater Lloydminster region in east-central Alberta. The main producing horizons are the Bakken formation and multiple stacked zones within the Mannville Group. In 2006 and 2007 Penn West implemented numerous optimization measures in conventional heavy oil areas, including: electrification of pumps to reduce maintenance costs and increase production uptime, improvements to waterfloods to maintain pressure and increase sweep efficiency, and carefully selected drilling to develop existing or new pools while leveraging existing infrastructure. In some pools, pump electrification alone erased production declines by elevating runtimes to nearly 100 percent, while reducing operating costs per unit of production. In 2008, this optimization focus will continue along with a substantial conventional heavy oil drilling program.

HEAVY OIL

COLEVILLE

Penn West's largest conventional heavy oil asset, Coleville, is an excellent example of the Trust's operating method. This 1950s vintage pool, producing 13-15° API oil from a depth of approximately 800 metres, came into Penn West's asset base through an acquisition in 2004. Penn West is systematically rejuvenating this mature pool, adding significantly to Coleville's future economic life and long-term value.

Throughout 2006 and 2007, Penn West launched an intensive, multi-phase, pool-wide program of optimization. This production management-driven solution includes the electrification of some 125 producing wells in Coleville Main and surrounding area, waterflood optimization and conserving the solution gas that was being vented.

The program required close teamwork among production operations, reservoir engineers, production engineers and geologists. Both the Coleville Main and Coleville South pool's production profile has been altered from a typical decline rate of 8-12 percent to an incline of 5-8 percent in 2007. This added production of approximately 400 bbls per day.

Penn West's field-wide optimization is continuing in 2008 at Coleville Main, the more recently acquired Coleville South pool, and at Dodsland, acquired with the Canetic merger. The pool's longer-term future may include a tertiary recovery program, which Penn West is beginning to research.

ALSASK EXPLORATION PROGRAM

Another example of Penn West building for the future is the small but highly successful Alsask natural gas/heavy oil exploration program initiated in 2007 and continuing thoughout 2008. This higher-risk project focused on an 11-section block of undeveloped land. An initial three-well program encountered a combination of stacked multi-zone Colony and Viking natural gas accumulations and also delivered a Glauconitic heavy oil pool discovery. Based on initial test results, Penn West shot 3D seismic and initiated a seven-well exploration and development plan. The Alsask play demonstrates Penn West's ability to identify grassroots exploration opportunities even in producing areas considered mature. Such discoveries contribute to the Trust's asset base and long-term value.

UNCONVENTIONAL HEAVY OIL

SEAL PROJECT AREAS
(Production as at December 31, 2007)

Area	Barrels per day	Wells Producing/Total
Main	2,100	43/48
Cadotte	510	19/22
Harmon Valley	175*	3/3
North	600	3/3
Walrus	15	1/2
Total	3,400	69/78

* At January 15, 2008.

25

PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY

PEACE RIVER OIL SANDS – SEAL PROJECT

- Land area at year-end: 297,600 acres
- 2007 capital expenditures: $62 million
- Estimated 2008 capital expenditures: $60 million
- Estimated 2008 stratigraphic and production wells: 49

STRATIGRAPHIC WELL COUNT

Area	2007 (Drilled)	2008 (Projected)
Main	5	3
Main East	–	–
Main West	1	3
Cadotte	1	5
North	–	1
Slave	1	–
Peace River East	1	–
Harmon Valley	8	8
Nampa	1	–
Walrus	3	4
Total	21	24

DEVELOPMENT WELL COUNT

Area	2007 (Drilled)	2008 (Projected)
Main	6	4
Cadotte	12	6
North	3	1
Slave	1	–
Harmon Valley	3	12
Walrus	2	2
Total	27	25

The Seal Project in the Peace River Oil Sands is a long-term undertaking aimed at adding production and reserves for the future. Resource plays on this scale offer the surest way to achieve organic growth in the WCSB. At Seal, Penn West is engaged in grassroots, full-cycle research, exploration and development. This is a technically focused, long-term process.

The resource at Seal is an underground oil sands reservoir, not a surface mining project. The first step towards resource development is compiling information pertaining to the reservoir's character. This is gained through the drilling of stratigraphic test wells and 3D seismic interpretation. The second phase of development is to drill test horizontal wells to evaluate the production potential and economic viability of the localized reservoir. The third phase is full field development by drilling horizontal wells for primary production. The majority of Penn West's activity to date has centred on the primary production model and the delineation of the area.

26

27 HEAVY OIL At Seal, the Trust used 2007 to focus on infrastructure improvements, improved production techniques and reservoir study to plan the next phases of development. Importantly, Penn West decided to increase the number of vertical stratigraphic wells drilled. This provided additional data on reservoir character, quality and the nature of the oil resources. Penn West will continue to stress data gathering, geological modelling and technical precision in its development plan for Seal into 2008. In Q1 2008, the project team drilled 23 stratigraphic wells, doubling the Trust’s base of raw geological data. This year’s plans also include drilling approximately 25 new horizontal development wells with an average extension of 2,000 metres. In 2007, Penn West drilled its first multi-lateral horizontal well in the Peace River oil sands. The well opened 5,000 linear metres of reservoir, approximately four times the average length of producing wells in the area. This well was brought on-production at an impressive oil rate of 600 bbls per day. Being equivalent to an entire pad of typical single-leg horizontal wells, the associated infrastructure costs were greatly reduced, driving down the finding and development costs of the reserves by $8-$10 per barrel. Other operational improvements came through an acquisition in April 2007. This was a strategic move aimed at adding key infrastructure that improved operating efficiencies. The acquisition included an all-weather road system, key to sustaining production operations in a seasonal access area. Penn West also purchased an interest in a centralized oil battery and sales pipeline. By year-end 2007, 65 percent of Penn West’s oil sands production was flow-lined. Eliminating trucking of produced oil volumes has increased producing uptime and driven operating costs down by $4-$6 per bbl – with a similar increase in netbacks. Plans for development in the Seal area include initiating a pilot infill drilling program on 75-metre well spacing, detailed technical planning of a pilot waterflood (secondary recovery) and a technical study into options for thermal recovery such as cyclic steam stimulation.

28 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY NATURAL GAS CONVENTIONAL NATURAL GAS The Western Canada Sedimentary Basin is a highly natural gas-prone region. Natural gas has always made up a significant ratio of Penn West’s volumes throughout its asset base. Conventional natural gas is generally defined as gas that can be produced using established completion techniques or gas that occupies the natural pore space in sandstone or carbonate reservoirs. Such pools are typically characterized by high initial deliverability, strong near-term cash flow, lower operating costs and high netbacks. Conventional gas pools are often accompanied by higher than average decline rates. Penn West’s advantage in conventional gas development is the ownership of large natural gas-prone land areas and extensive infrastructure such as gas plants, compression and gathering systems. Penn West’s activity level in short-term conventional natural gas projects is influenced by the natural gas pricing environment. In 2007, the Trust focused on ensuring capital and operating efficiencies by concentrating on optimization initiatives plus carefully selected drilling of high-graded prospects. In Penn West’s shallow gas producing area around Rainbow Lake in northwest Alberta, the Trust conducted extensive cleanouts, re-fracturing, re-perforating and acid stimulation in numerous wellbores producing from the Gething, Bluesky and Banff formations. This type of optimization program results in a noticeable reduction in production decline at low cost. At Wildboy in northeast B.C., Penn West initiated an extensive optimization program including a dewatering station in the field’s south, and new compression and installation of artificial lift on producing natural gas wells. Benefits of the optimization program are being realized in 2008. Penn West’s main near-term focus for conventional gas will be continued optimization, testing areas to prove suitability for downspacing (see insert on Sugden Viking natural gas program) and executing infill drilling and post extension programs. Going forward, the acquisition of Canetic increases Penn West’s opportunity base to add new natural gas volumes through exploration and development drilling.

29 NATURAL GAS The Sugden Viking natural gas play in east central Alberta is a good example of Penn West’s large scale and operating flexibility providing the means to build for the future. Sugden came into Penn West’s asset base in 2006. The area holds extensive Viking potential, with a gas-charged tight sand reservoir at approximately 450 metres depth that yields low-rate but long-life wells that can deliver substantial reserves and production volumes if drilled intensively over the large land base. In 2007 Penn West drilled a nine-well test program with the goal of placing a large development program “in inventory” for rapid turnaround when natural gas prices rebound. All nine wells were successful and will be brought on production in 2008. Viking wells typically flow at initial rates of 100-150 mcf per day, decline, then stabilize at steady rates of 50-100 mcf per day for many years and even decades. This makes the Viking an excellent fit for a larger operator that values production stability. Profitability in the Viking depends on cost control and control of area infrastructure, which Penn West has at Sugden. By drilling in multi-well batches, pre-setting surface casing and using coiled tubing drilling rigs, Penn West was able to drill its test program for only $170,000 per well. The Sugden test program has generated a ready infill drilling inventory of up to 300 future locations at spacing of four wells per section. SUGDEN VIKING NATURAL GAS PROGRAM UNCONVENTIONAL NATURAL GAS As decades of intensive development bring western Canada’s conventional natural gas reserves closer to maturity, it’s important that producers work to transform the region’s vast unconventional gas resource into reserves and production. Unconventional gas often requires unusual completion and production techniques, such as dewatering or successive fracture stimulation. In many cases the gas molecule, rather than occupying free space in sandstone or carbonate porosity, is found in an unconventional state. Coal bed methane (CBM) is distinct from conventional natural gas reservoirs. The methane is stored naturally in the fractures (cleats) and matrix (microscopic framework) of the coal by a process called adsorption. The cleats may contain free gas or can be water-saturated. Penn West’s unconventional natural gas activities embody the Trust’s vision of building for the future. Over the past decade CBM in western Canada has undergone huge advancements in technical understanding and completion methods, and is now a commercial play type. Penn West brings key advantages to unconventional gas development. Its huge asset base provides control of the large land areas required for commercial-scale CBM production, while its extensive infrastructure can be utilized to maximize capital and operating efficiencies. The Trust’s unconventional natural gas opportunities include: • The non-operated Three Hills/Penhold Horseshoe Canyon CBM project - a uniquely dry CBM reservoir, requiring no dewatering and hence much less associated infrastructure.

30 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY This commercial project was producing 13.1 mmcf per day gross from 160 producing wells at year-end 2007. Penn West’s working interest averages 35 percent. The partners plan an additional 80 wells in 2008; • The South Swan Hills Mannville CBM project, currently in the pilot stage with encouraging results (please see accompanying item); • The Montney siltstone or shale gas play in northeast B.C. Pioneering explorers have succeeded in unlocking the key to this 100-metre-thick tight gas reservoir through horizontal drilling with multiple staged fractures. The Canetic acquisition adds land prospective for this play, which is currently in the evaluation stage; and • Devonian shale gas potential in northeast B.C. This has been an emerging play for several years. Penn West has built a substantial land base in proximity to operated infrastructure and is evaluating the potential of this play type. Typically for tight gas reservoirs, success in this play will depend both on overcoming technical challenges and maintaining control of costs over a multi-phase process. This play is at the R&D stage. Unconventional natural gas is a long-term resource opportunity requiring further study, extensive testing, sound decision-making and careful deployment of capital over time. It offers great potential to create new value for Penn West’s unitholders over many years. SOUTH SWAN HILLS CBM PILOT Penn West made major strides on its Mannville CBM project at South Swan Hills in 2007. The initial pilot project of four horizontal test wells was drilled, tied in and commenced the characteristic CBM dewatering phase. First gas volumes were recorded in June 2007. In the greater South Swan Hills area, Penn West operates extensive infrastructure that creates a competitive advantage for CBM development. Full-scale commercial development will utilize existing water handling facilities, gathering lines and disposal wells. This should achieve F&D cost improvements and capital efficiency improvements compared to a stand-alone CBM play. Canetic’s participation in the Corbett Creek play will provide access to technical data and production experience that can be applied at South Swan Hills. Penn West has a full commercial CBM development plan covering 40 sections of prospective lands at Swan Hills. It includes up to 40 multi-lateral horizontal wells intended to maximize productivity and reservoir coverage, accelerate dewatering, and minimize surface impact and capital requirements.

31 THE CANETIC ASSETS Penn West’s acquisition of Canetic, which closed in January 2008, is the Trust’s largest-ever example of building for the future. Like Penn West, Canetic’s assets spanned most of the WCSB, with production averaging approximately 73,000 boe per day in October 2007, when the acquisition was announced. Of this production, approximately 46 percent was light oil and NGLs and 45 percent was natural gas. Canetic produced relatively little conventional heavy oil at only 9 percent of production. Some of the Canetic properties directly overlap Penn West’s, such as the Cardium at Pembina and Willesden Green in west central Alberta, Mitsue in north central Alberta and major light oil pools in southeast Saskatchewan. Other assets are complementary to Penn West’s, creating opportunities to share infrastructure and generate other field efficiencies, or augmenting a previously modest position into a critical mass. The combined Trust will have an estimated 15,486 net producing well bores on 3.7 million net acres of developed lands plus 4.1 million net acres of undeveloped lands to support future exploration and development activities. Some of Canetic’s larger assets are reaching a stage of maturity where Penn West can apply its expertise in optimization, waterflood and enhanced recovery (including CO2 miscible flood) to increase recoveries of known resources and extend pool life. Operationally, Canetic brings excellent technical and management teams that add important skill sets and technologies. The following is a discussion of Canetic’s growth-oriented assets that will help the combined Trust build for the future.

32 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY SASKATCHEWAN LEITCHVILLE TIGHT OIL EXPLORATION Last year’s exploration success in the Lower Shaunavon formation at Leitchville in southwest Saskatchewan unlocked a potentially vast growth opportunity. Beginning in early 2007, a land position was accumulated in the wake of a competitor’s initial success of achieving high well productivity through the application of multiple stage fracture stimulation technology within horizontal wells. The land position has become an entry point into a potential resource-type oil play. In 2007, a total of 10 wells were drilled and fracture stimulated. Nine were on production by early 2008 at a combined 1,350 bbls per day. Penn West continues to aggressively accumulate land on this growing play. Following an initial round of six wells drilled in Q1 2008, a further 12 to 24 wells are planned for the rest of the year. The current prospect inventory is extensive, possibly 300 gross drilling locations spread over nearly 100,000 gross acres. Penn West also sees opportunities to apply the benefits of multi-stage fracture stimulation technology in horizontal wells in other comparable reservoirs. SOUTHEAST SASKATCHEWAN LIGHT OIL The acquisition created a major regional asset. Combined volumes of approximately 20,000 boe per day in the Williston Basin in early 2008 make the Trust one of the largest oil producers in Saskatchewan. The main successes have come in the greater Queensdale area, where Canetic drilled a series of infill and pool-extension horizontal wells. Initial production rates are typically 200 bbls per day or even higher. The high rates and the premium quality of the light oil, combined with Saskatchewan’s favourable royalty regime, enable rapid cost recovery and strong netbacks. The combination has also created potential to participate in the emerging Bakken play, arguably western Canada’s most active new light oil play in a decade. These tight sandstones and siltstones at 1,600-1,900 metres depth were first unlocked through innovative drilling and completion techniques in 2005. The combined Trust is currently evaluating the best approach to developing the Bakken, hoping to apply the techniques validated by competitors and used at Leitchville to unlock this promising resource.

33 THE CANETIC ASSETS ALBERTA WEST CENTRAL ALBERTA NATURAL GAS The Trust continues to develop its conventional natural gas play in the Hoadley/Ferrybank area of Red Deer. The Glauconitic barrier bar complex at approximately 1,800 metres depth has proven prolific, yielding sweet gas wells flowing at typically 1 mmcf per day plus natural gas liquids. In 2007, Canetic drilled a five-well program that exceeded expectations with initial rates averaging in excess of 1.8 mmcf per day per well. All wells were tied in and on production in early 2008. A six-well program was drilled in the first quarter of 2008. At Willesden Green, Canetic tested multiple horizons ranging from the deep gas potential in the Nordegg, Rock Creek, and Ellerslie formations to the shallow gas potential of Belly River and Edmonton sands. A new plant was commissioned in March 2007 with a capacity of 22 mmcf per day, and is currently serving a mix of the Trust’s and third-party production. This project extends the combined Trust’s infrastructure, leading to additional exploration and development opportunities. CORBETT CBM PROJECT Canetic participated in what was the first commercial-scale Mannville CBM project in western Canada, with a 41 percent interest in a nine-well program drilled in 2007. Future development potential includes 24 sections of land in the area with 100 percent working interest. In 2007, a multi-lateral horizontal well was drilled to validate the lands. The well proved to be successful and will be completed and tied in during 2008. BORDER PLAINS This Heavy-oil property delivered good results in 2007 with a seven-well program targeting multi-zone Sparky, G.P. and McLaren zones at Silverdale and Ferness around Lloydminster. Over the last four years production has inclined from 1,800 boe per day to 2,300 boe per day through a mix of optimization, recompletion of wellbores and new drills. A further 20 new wells are budgeted for 2008. NORTHERN NATURAL GAS Canetic mirrored Penn West’s approach of scaling back activities during lower gas prices. However, the northern properties, centred on the Pouce Coupe area and augmented by a series of recent acquisitions, offer great prospects for shallow through deep conventional natural gas drilling. Wells often come on at 1-2 mmcf per day. A three-well drilling program was completed in Q1 2008 in the Pouce Coupe area, targeting high impact, multi-zone horizons. Two of the wells are currently on production, with the third to be tied in later this year. Follow-up programs targeting oil and deep gas are planned for late in 2008. COUNTESS SHALLOW GAS This project is a classic shallow gas resource play in the Second White Specks, Milk River and Medicine Hat formations. Canetic’s initial work created an inventory of infill drilling locations. Up to 600 low-rate infill wells could quickly begin drilling as natural gas prices become more favourable. Canetic participated in what was the first commercial-scale mannville CBM project in western Canada. Canetic’s initial work created an inventory of infill drilling locations.

34 PENN WEST’S LAND STRATEGY IN BUILDING FOR THE FUTURE With 4.1 million net acres of undeveloped lands as of January 2008, including the almost 800,000 net acres obtained through the acquisition of Canetic, Penn West’s land base is a strategic tool used to support a number of objectives. These include: • Maintaining and augmenting prospective lands needed for growth-oriented development activities at Penn West plays; • Avoiding needless expiries of undeveloped lands; • Building a stream of royalty interest production at no capital risk to unitholders with the farm-out program; • Attracting third-party capital to develop lands on a cost sharing basis; • Maintaining a risk profile appropriate to an energy trust; and • Accumulating a land base suitable to the needs of a potential future senior independent energy producer in the evolving environment. Beginning in 2005, Penn West promoted its undeveloped lands for farm-out to exploration and production companies seeking prospective lands on which to drill. The agreements typically provide land access in return for specified drilling commitments; Penn West reserves a gross over-riding royalty (GORR) or back-in right on successful production resulting from such commitment exploration wells.

35 By year-end 2007 Penn West had entered into more than 200 agreements, farming out a cumulative 1.2 million gross acres across Western Canada. Thirty-nine farm-out deals were signed in 2007 and farmees had 118 new wells rig-released during the year. This brought the three-year drilling total to more than 400 wells – equivalent to nearly one and a half years worth of internal drilling operations and its associated capital by Penn West itself. Penn West’s land management strategy is evolving. The industry’s exploration drilling rates have slowed in response to weaker natural gas prices, uncertainty related to the province’s royalty review and capital scarcity, particularly among junior companies, which in turn has slowed the pace of farm-ins. Going forward, Penn West intends to focus on strengthening its land base to support its long-term growth plays. Extensive undeveloped lands are foundational to driving future growth should Penn West elect to convert back into an exploration and production company. The Canetic acquisition included lands in North Dakota, Montana and Wyoming, expanding Penn West beyond the WCSB for the first time and adding an international dimension that Penn West may choose to build upon. Penn West’s capital expenditures for land are budgeted to increase in 2008, with land acquisition activities focusing on the Trust’s growth plays. Going forward, Penn West intends to focus on strengthening its land base to support its long-term growth plays.

36 PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY CORPORATE RESPONSIBILITY ENVIRONMENT Penn West is an environmental leader and its commitment is demonstrated in meaningful and measurable action. Penn West’s top priorities are: • Minimizing the environmental impacts of its operations; • Meeting or exceeding statutory and regulatory provisions concerning the environment; and • Involving stakeholders throughout the exploration, development, production and abandonment/reclamation phases. In 2007, Penn West continued environment-related initiatives throughout its operations. The Trust’s environmental mandate is focused on the five areas discussed below. GREENHOUSE GAS (GHG) EMISSIONS Provincial and federal governments are imposing major new GHG legislation and policies affecting the energy industry. Alberta recently implemented legislation for industrial facilities exceeding GHG emissions of 100,000 tonnes per year to reduce their GHG emission intensity by 12 percent; no Penn West facilities exceed this limit. In March 2008, the federal government announced further details of its Turning the Corner plan, putting into place one of the toughest regulatory regimes to cut GHG emissions. In addition to forcing reductions in industry GHG emissions, the plan entails establishing a market price for carbon and setting up a carbon emissions trading market, including a carbon offset system, to provide incentives to Canadians to reduce emissions. As these policies solidify, Penn West is well positioned to be part of the overall solution in dealing with industrial GHG emissions. Penn West is an industry leader in CO2 enhanced oil recovery. When injected as a miscible agent to enhance oil production, a large proportion of the CO2 remains permanently sequestered in the reservoir, reducing the GHG emissions of the source from which the CO2 was collected. Since 2001 Penn West has operated Alberta’s only commercial CO2 flood, at Joffre. In 2006 Penn West acquired non-operated interests in two commercial CO2 floods in Saskatchewan. The strategic acquisition of Canetic added substantial Penn West is an environmental leader and its commitment is demonstrated in meaningful and measurable action.

37 light oil assets with potential for CO2 miscible flooding. At Pembina, Penn West is operating a horizontal CO2 pilot that could, in commercial scale, sequester 25 megatonnes of CO2 over the project life. At South Swan Hills, Penn West initiated a new CO2 miscible flood pilot project in 2007. Also in 2007, Penn West’s CO2 miscible flood interests sequestered a combined 503,030 tonnes of CO2, equivalent to removing over 91,500 automobiles from the road. In addition, Penn West became a member of the recently formed Alberta Saline Aquifer Project (ASAP), an industry group tasked with identifying suitable underground reservoirs for CO2 injection and permanent sequestration. The ASAP is expected to receive substantial government funding support. In 2007, Penn West joined the Carbon Disclosure Project. This answers a collective request from global institutional investors representing $32 trillion in assets under management for information on the GHG emissions of their investment holdings. In 2007, Penn West became one of 16 listed issuers on the TSX, of which five were in the upstream energy sector, recognized for the quality of their GHG emissions disclosure and goals. Penn West also monitors and seeks to minimize its GHG emissions intensity. This is the rate of GHG emissions per unit of production. The Trust was successful in reducing its emissions intensity from 1996 to 2002, a period of strong growth. In late 2002, Penn West purchased properties that significantly increased its electrical consumption and solution gas venting, which increased emissions intensity. Every year since then Penn West has continued to implement measures, such as solution gas conservation and electricity consumption assessments, to reduce emissions intensity. SOLUTION GAS CONSERVATION Throughout 2007 Penn West continued to increase its overall rate of solution gas conservation, proceeding towards its target of 98 percent conservation by the end of 2008. Historically most producers took the technically easier approach of flaring or venting the small volumes of natural gas released when oil is pumped to surface production facilities. The Canadian energy industry, including Penn West, has made a long-term commitment to minimize flaring and venting by installing gas gathering and compression systems that capture solution gas at oil facilities. This achieves environmental benefits while conserving non-renewable natural resources. In Alberta, Penn West worked on an inventory bank of 12 prioritized gas conservation projects as well as several newly identified projects at recently acquired properties. By year-end, five projects were completed and Penn West became one of only two producers among the top-10 solution gas producers in Alberta to record an overall increase in their gas conservation rate. At Coleville in Saskatchewan, Penn West implemented a large, multi-phase project of pump electrification and gas conservation over a vast area totalling some 800 producing wellbores, which continued through 2007. In 2008, Penn West is continuing to work on prioritized gas conservation projects. The environmental team is re-evaluating internal data to ensure that it is not overlooking potentially viable projects where solution gas is still flared or vented. Net CO2 Sequestrian ~ Midale ~ Joffre ~ Pembina ~ Weyburn (thousand tonnes CO2e)  01 02 03 04 05 06 07 9 34 25 32 59 251 503 CARBON DISCLOSUSE PROJECT

PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY

Wells Abandoned


41
48
98
103
84
106
58
58
00 01 02 03 04 05 06 07

WELL SITE ACCESS, ABANDONMENT AND RECLAMATION

Penn West understands its legal obligations and considers it an ethical requirement to return land used for energy operations to its original capabilities for agriculture, pasturage, forestry or wildlife. Proper procedures during land access and clearing of drilling sites, during the wells' productive years and during final abandonment of no longer productive wells are areas of acute concern for many landowners – and Penn West takes its responsibilities seriously.

In year-round drilling areas, the Trust follows strict internal guidelines covering all operating phases, such as conserving topsoil, with the objective to enable future reclamation with no permanent environmental impact. Penn West works closely with drilling and other service contractors to ensure they meet their environmental responsibilities during drilling and completion phases of new wells and servicing of producing wells.

Penn West is continuing to go beyond normal industry practice of establishing a reclamation fund and instead is conducting timely reclamation and remediation aimed at retiring approximately 10 percent of its opening net asset retirement obligations each year. In 2007, Penn West's environmental spending totalled $51.5 million, representing 15 percent of its opening net asset retirement obligation, considerably higher than the average for energy trusts.

In 2007, Penn West abandoned 58 suspended wellbores and received 60 Reclamation Certificates (or equivalent). In 2008 and beyond, the Trust will continue to perform a substantial number of reclamations, working on an inventory of approximately 1,000 wells.

High-Risk Non-Compliance Inspection Rate (%)
Penn West vs. Industry Average


Penn West
Industry Average
1.2
0.9
3.6
2.0
1.3
1.3
0.7
0.9
2.2
2.0
2.6
2.2
1.9
1.8
2.8
2.8
00 01 02 03 04 05 06 07

REGULATORY COMPLIANCE

Regulatory compliance is a core value for Penn West and its employees. More than half of Penn West's production is in Alberta, making the Energy Resources Conservation Board (ERCB) the Trust's main regulator. Penn West also has operations in Manitoba, Saskatchewan and British Columbia, making those provinces' respective ministries also significant regulators with which the Trust interacts.

Penn West's operations are typically subject to over 1,000 provincial inspections per year, which should rise to an estimated 1,700 per year with the combined Canetic and Vault assets. In 2007, the energy industry's overall high-risk non-compliance rate was 2.8 percent. Penn West demonstrated its leadership with a rate of only 0.9 percent – meaning that Penn West's facilities were in compliance in 99.1 percent of cases. In addition, the Trust conducted 3,994 internal inspections.

This high performance is attributable to the Trust's commitment to conduct safe, clean and regulatory-compliant operations, and to the commitment of its field personnel who operate facilities and wells to the highest performance standards. Penn West's compliance team, tracking system and monthly performance monitoring assist its employees to identify potential issues.

FRESH WATER REDUCTION AND SUBSTITUTION INITIATIVE

The Trust is also reviewing its usage of fresh water to identify opportunities for reduction or substitution, such as replacing fresh water with saline ground water that would not be suitable for other uses. One of the major community benefits Penn West foresees in its long-term vision to implement commercial CO_2 floods at several major properties would be the opportunity to substantially reduce injections of fresh water into oil reservoirs.

38

39 CORPORATE RESPONSIBILITY HEALTH, SAFETY & TRAINING Penn West’s employees and its contractors’ employees care that Penn West will not place production ahead of safety. This is the key part of our health, safety and training philosophy and corporate culture. Penn West’s growing Health, Safety and Training department has three primary functional areas or pillars: engineering and systems, field operations and emergency response planning and training. In 2007, we continued to build upon our culture of proactive safety and demonstration of caring for our employees and our contractors’ employees. It was a year of continuous improvement, focusing on the evolution of programs and processes. We increased employee involvement in the health and safety management system and in the development of standards, and emphasized stakeholder feedback while improving on our codes of practice. In November 2007, Penn West contracted an external auditor to evaluate the health and safety management system. Our goal was to ensure we are doing what we intend and claim to be doing. The audit concluded in December and, as a result, Penn West renewed its three-year provincial Certificate of Recognition (COR). Canetic also completed an external audit in the same time-frame. The findings from both audits are being incorporated into our 2008 Health and Safety Action Plan. Many of last year’s safety results and key statistics matched or improved upon the year before. Our ultimate goal is to ensure that our employees and our contractors’ workers return to their families at the end of the workday in the same condition as they arrived. COMMUNICATION AND COMMITMENT Leadership that provides a clear vision and demonstrates sincerity towards the health and safety of employees and contractors’ employees is key to establishing a successful safety culture. Penn West uses safety stand-downs so that managers and executives can communicate their commitment and expectations to field and office employees and contractors. In 2007, we conducted 12 town hall meetings as part of our safety stand-downs activities, with more than 1,750 Penn West employees and contractors’ employees participating. Each meeting had slightly different emphasis and content, depending on the needs of the local region. The forums provide an opportunity to educate employees and contractors on initiatives such as the hazard assessment program, driving safety, fatigue management, the no cell phone while driving policy and drug and alcohol education. We also began using a recognized outside expert to speak on a specific health or safety issue. Last year’s keynote speaker was Dr. Brendan Adams, who covered the impact of drugs and alcohol in the work place. Through open discussions and distribution of surveys, we foster dialog on potential concerns and generate feedback on our performance. Feedback from employees suggests strong receptivity to health and safety programs. Many employees offer constructive criticism and indicate that they derive value from the engagement. Upgrades to training programs and a focus on road safety were particularly well-received. STEPPING OUT OF THE BOX Penn West doesn’t just want to be good in safety. We want to be the best. And so we constantly look for needs and opportunities to improve processes or add to our health, safety or training programs.

PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY

Number of Total Recordable Injuries


Penn West employees
Penn West contractors
55
49
6
42
37
5
50
45
5
52
42
10
04
05
06
07

Penn West Employee Collision Frequencies


6.60
5.54
3.35
3.57
3.14
03
04
05
06
07

Frequency = Number of collisions x 1 million km / actual Penn West km driven

We completed a plunger lift inventory across all our operations, a risk assessment of plunger lifts and a detailed breakout of tasks which relate to plunger lift installation, operation and maintenance. That led to new procedures and training programs for operators and engineers aimed at improving safety. Additionally, we reviewed procurement standards and identified approved suppliers. As a final step, Penn West hosted a forum to share its learnings with other industry operators and suppliers.

Last year, Penn West became one of the first energy industry operators to develop an Hours of Work and Fatigue Management Standard. It stems from understanding that worker fatigue can contribute to incidents and losses. The program provides standards on hours of work per day, provisions for time off, reasonable driving time, the position of camps in relation to rigs or construction sites, and strategies to prevent fatigue such as nutrition, hydration and shift rotation. As part of our 2008 safety stand-downs, the keynote speaker will be a fatigue expert, Dr. Don Melnychuk.

Also last year, Penn West reworked its Ground Disturbance Standard and developed an improved buried pipeline locating standard. This raised the bar for more intensive training of ground disturbance supervisors and broadened the range of personnel required to take it to include backhoe operators and spotters.

IMPLEMENTATION AND ACTION

Penn West's safety commitment is implemented in numerous ways. One of the focus areas is to hold Penn West's contractors accountable while helping them achieve the Trust's safety objectives and operational needs. Last year we set the ambitious goal of having all our service contractors gain accreditation with a provincial COR/SECOR. A COR or SECOR is earned by employers that develop health and safety programs meeting established standards, and is co-signed by Alberta Employment, Immigration and Industry and British Columbia Work Safe BC.

Going forward, we will continue to evaluate and measure the safety performance of our contractors, providing an opportunity for them to develop action plans and demonstrate improvement. The two major acquisitions that closed in early 2008 added numerous contractor relationships. Penn West will work with those contractors to ensure they meet the Trust's standards, including earning their individual COR/SECORs by the start of 2009.

As Penn West grows, the Health, Safety and Training team continues to communicate, educate and train its operational managers, employees and contractors such that everyone aligns with Penn West' safety culture. Our goal is to provide a work environment and culture in which employees feel they have the responsibility to manage their individual health and safety, and that of their co-workers.

ROAD SAFETY

In 2007, Penn West's employees drove a cumulative 25.8 million kilometres using the Trust's fleet of 715 vehicles. Given the inherent risks of driving, improving driver safety has been an important component of our safety initiatives for the past four years. We have made steady gains, reducing the collision frequency over the past four years, including a 2007 reduction to 3.14 collisions per million kilometres.

40

41 The driving perception survey conducted in 2005 and 2006 revealed a gap between a driver’s perception and actual ability to multi-task behind the wheel. Penn West’s safety team used these findings last year in providing feedback to employees and contractors to help them improve their driving behaviour. We also improved our driver training program’s quality and increased the number of people trained. Our no cell phone while driving policy, introduced in early 2006, was maintained in 2007. TRAINING AND DEVELOPMENT Training is an integral part of creating a health and safety culture, particularly for a significantly growing organization like Penn West. Our safety training program is also growing to serve the expanding needs of our contractors and employees. In 2008, we upgraded our intensive, five-day classroom and hands-on training provided to all field operators. Some 700 employees have received this training over the past three years. Last year we developed internally generated training content focused on Penn West’s operating environment. The new material is being rolled out in 2008, rebranded as Penn West Safety Fundamentals. Safety training includes the integration and application of key provisions of Penn West’s Code of Practice. Our safety training hub is at Strathmore, Alberta, and last year we added another facility in Grande Prairie, Alberta to reduce travelling time for northern employees. We also added a health and safety introduction, including a driving component, to the Penn West Welcome Day for all new employees in 2007. Safety leadership training was also continued, with additional Penn West supervisors and managers from key contractors participating. Last year’s work brought our three-year total to 310 managers and supervisors going through the program. We also added a three-day program in incident investigation for foremen and higher-level personnel. The field-based competency training and assessment program was launched in 2005, expanded in 2006 and continued in 2007, with a larger number of assessments and task breakouts provided by newly added competency assessors. This year we are adding three more competency coordinators and are incorporating the SOLIS modules, a distance learning program developed by SAIT Polytechnic, for operator training and development. MEASURING PERFORMANCE In 2007, Penn West employee injury frequencies, both lost-time injury frequency (LTI) and total recordable injuries (TRI), increased and deviated from the multi-year downward trend. Penn West’s employees worked a cumulative 2.5 million hours in 2007 and experienced a total of three LTI. Total contractor-hours were up sharply in 2007 and even with the increased exposure hours, the total number of contractor recordable injuries decreased to 42 from 45 and the TRI frequency fell Markedly year-over-year. Although our on-the-job injury rate is low, our goal is always to work towards zero injuries. On May 13, 2007, Penn West experienced a fire at the Wildboy natural gas processing facility in northeast B.C. Thankfully, no personal injuries occurred and our personnel demonstrated an excellent response to this emergency. An extensive investigation was completed by a multi-disciplinary team that included external fire specialists. An immediate and basic cause analysis was completed that led to the development and implementation of a corrective action plan. • Penn West lost-time injury frequency • CAPP lost-time injury frequency Penn West Contractor Lost Time Injury Frequency Compared to CAPP • Penn West total recordable injury frequency • CAPP total recordable injury frequency Penn West Contractor Total Recordable Injury Frequency Compared to CAPP 2.02 1.74 1.74 1.81 1.39 05 06 07* * 2007 Penn West contractor hours were estimated by adding 30% to last year’s contractor hours to arrive at the estimated frequencies. * 2007 CAPP frequencies were not yet calculated as of the printing of this document. * 2007 Penn West contractor hours were estimated by adding 30% to last year’s contractor hours to arrive at the estimated frequencies. * 2007 CAPP frequencies were not yet calculated as of the printing of this document. 05 06 07* 0.38 0.34 0.33 0.40 0.34

42 COMMUNITY INVESTMENT Penn West is committed to making a positive impact and leaving a responsible footprint in the communities where its employees live, work and play. We look for ways to leverage our people, expertise and resources by supporting initiatives that our employees care about. Our goal is to be viewed as both a good neighbour and reliable community partner. Penn West aims to reinforce its community image through an integrated community engagement program that combines stakeholder communications, community relations, community investment, and employee volunteerism. Our philosophy is to focus on active partnerships in projects that reflect our corporate values and make a demonstrated difference within the communities where our employees reside. Penn West’s positive and lasting contributions are categorized into the following Pillars of Community investment: HEALTH & WELLNESS Penn West’s people are its greatest resource. To enhance the wellbeing of both its employees and community residents, the Trust provides funding and support that contributes positively to health issues and strives to make a significant impact on health and wellness projects in its communities. Recently, we’ve strengthened our commitment to the Alberta Children’s Hospital Foundation by supporting its newest initiative: Alberta’s first pediatric hospice and respite centre, the Rotary/Flames House. Penn West is funding the Sun Room in the new facility. This room will allow children dealing with life-threatening illnesses to relax in comfort with their families, view the scenery around the facility, and look up at the sky through the star gazer roof. Other key areas of support over 2007 included contributions to the Alberta Cancer Foundation as well as a multi-year pledge with the Kindersley & District Health and Wellness foundation in Saskatchewan. EDUCATION Penn West believes there is empowerment through learning and critical thinking. Great leadership and understanding can be realized through scholastic achievement and enrichment. We have a history of providing scholarships and bursaries at various educational institutions throughout our operating areas. Current commitments include pledges to the universities of Calgary, Lethbridge and Regina, as well as to Calgary’s Mount Royal College and SAIT Polytechnic. ENVIRONMENT Penn West supports endeavours that focus on sustainability, energy conservation and environmental education. Protection of the environment is integral to our success and to the future of individuals in our operating areas. Some of the environmental organizations Penn West supported over 2007 were Trout Unlimited, the Wainwright & District Wildlife Conservation Society and the Adopt-A-Park program offered through the City of Calgary.

43 CORPORATE RESPONSIBITLY COMMUNITY BUILDING Penn West understands that “bricks and mortar” are integral to its communities, providing inviting places to work and meet. We support maintaining facilities which allow people to gather together as friends and neighbours to grow stronger communities. Throughout 2007, Penn West proudly contributed to a number of community initiatives such as the construction of a swimming pool in the Melita area, a recreational complex in the Gull Lake district and a sports complex in High Prairie. Penn West also focuses on initiatives that address social needs and improve the quality of life for families and individuals in its communities. We support local events and activities that are geared toward family involvement, are accessible to a wide segment of the population, and promote a sense of community. To this effect, Penn West partnered with Alberta 4-H and was recognized as an Alberta 4-H Enhancer – the second highest level of support. This partnership will provide support at the regional and provincial levels for the next five years and will help fund 4-H programs that enhance personal development, and build leadership and communication skills in today’s rural youths. CULTURE Penn West believes that exposure to arts and culture inspires personal growth and development, unites people and celebrates heritage and diversity through a host of mediums. We strive to increase awareness, access, and participation in meaningful experiences in our communities through a variety of programs and events. These include multi-year pledges to the Calgary Exhibition & Stampede, and the Sharing Our Military Heritage Foundation, as well as contributions to the Blueberry River First Nations. OUR EMPLOYEES In addition to its pillars for community investment, Penn West recognizes that corporate citizenship is considerably more powerful when it reflects a culture of community engagement and employee champions. To broaden our awareness of community needs, we encourage and support employees who volunteer time to community organizations and activities. Penn West believes that employee volunteer efforts enhance and enrich work life and strengthen the culture of the organization. For the past two years, Penn West employees, including management, have been involved in a program with The Mustard Seed Street Ministry in Calgary. One day per month, employees volunteer to help prepare and serve lunch to Mustard Seed users. Another ongoing initiative has been our commitment to Canadian Blood Services whereby employees fill two Life Buses each month to donate blood. In response to Penn West’s growth, a revised community investment plan was recently implemented to provide more empowerment to Penn West employees to take action and provide greater accountability for the Trust in its communities. We look forward with much enthusiasm to continue building our community relations through the creation and support of new programs, and increased employee involvement.

PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY

FIVE YEAR FINANCIAL SUMMARY

Years ended December 31,	2007	2006	2005	2004	2003
FINANCIAL ($ millions, except unit and per unit [1] amounts and payout ratio)					
Gross revenues	$ 2,461.8	$ 2,100.9	$ 1,919.0	$ 1,521.3	$ 1,394.2
Funds flow [2]	1,331.5	1,176.8	1,184.6	866.7	812.8
Basic per unit	5.56	5.86	7.28	5.37	5.04
Diluted per unit	5.51	5.78	7.14	5.28	4.97
Net income	175.5	665.6	577.2	271.8	446.6
Basic per unit	0.73	3.32	3.55	1.68	2.77
Diluted per unit	0.73	3.27	3.48	1.65	2.73
Total expenditures, net	1,140.2	577.9	456.7	865.6	608.1
Total assets	8,433.0	8,069.7	3,967.1	3,867.4	3,309.6
Bank indebtedness	1,943.2	1,285.0	542.0	503.1	442.4
Unitholders' equity	4,569.5	5,188.3	2,172.2	1,909.0	1,654.3
Distributions declared	977.9	811.8	321.5	–	–
Distributions per unit	4.08	4.05	1.97	–	–
Payout ratio (%) [2]	73	69	43	–	–
Dividends declared					
Quarterly	–	–	10.8	26.8	6.7
Special	–	–	–	–	80.7
Total	$ –	$ –	$ 10.8	$ 26.8	$ 87.4
Trust units outstanding at year-end (000)					
Basic	242,663	237,126	163,290	161,607	161,076
Basic plus rights	257,149	248,411	172,738	172,794	173,757
Market value per trust unit (TSX)					
High	$ 38.33	$ 47.77	$ 38.53	$ 27.33	$ 16.50
Low	25.25	31.60	25.23	15.86	11.92
Close	25.84	$ 35.57	$ 37.99	$ 26.42	$ 16.05
Market value per trust unit (NYSE) (US$)					
High	$ 36.30	$ 42.98			
Low	25.61	27.74			
Close	$ 26.00	$ 30.56			

[1] The 2004 and 2003 comparative unit and per unit figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement to effect the trust conversion, completed on May 31, 2005.

[2] Non-GAAP measures. Please see Non-GAAP Measures Advisory on page 47.

44

FIVE YEAR OPERATIONS SUMMARY

Years ended December 31,	2007	2006	2005	2004	2003
OPERATING					
Production [1]					
Light oil and NGL production (bbls/day)	**50,175**	39,514	33,137	34,943	35,479
Light oil and NGL price ($/bbl)	**$ 67.78**	$ 64.02	$ 62.59	$ 42.04	$ 38.40
Conventional heavy oil production (bbls/day)	**22,019**	20,776	18,705	18,136	10,853
Conventional heavy oil price ($/bbl)	**$ 45.26**	$ 43.07	$ 35.71	$ 31.73	$ 28.70
Combined liquids production (bbls/day)	**72,194**	60,290	51,842	53,079	46,332
Combined liquids price ($/bbl)	**$ 60.92**	$ 56.80	$ 52.89	$ 38.52	$ 36.13
Natural gas production (mmcf/day)	**329.4**	312.5	287.8	316.3	331.3
Natural gas price ($/mcf)	**$ 7.02**	$ 7.47	$ 8.74	$ 6.68	$ 6.48
Total production (boe/day)	**127,098**	112,369	99,807	105,788	101,549
Reserves (proved plus probable) at year-end [2]					
Oil and NGL (mmbbl)	**332**	323	241	240	222
Natural gas (bcf)	**901**	961	698	761	813
Wells drilled (gross)					
Natural gas	**114**	181	150	209	307
Oil	**180**	193	119	195	337
Dry	**8**	17	18	35	106
Total wells drilled	**302**	391	287	439	750
Undeveloped land holdings					
Western Canada (000 acres)					
Gross	**3,760**	4,176	4,390	6,058	5,538
Net	**3,225**	3,715	4,142	5,767	5,313
Average working interest (%)	**86**	89	94	95	96

(1) Production volumes and prices are average for the year.
(2) Per the reports of the independent qualified reserve evaluators.

45

PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY

QUARTERLY FINANCIAL AND OPERATING SUMMARY

	2007				2006			
	Three months ended				Three months ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
FINANCIAL								
($ millions, except per unit amounts)								
Gross revenues	$ 582.4	$ 608.3	$ 627.1	$ 644.0	$ 433.9	$ 452.5	$ 636.0	$ 578.5
Funds flow [(1)]	311.3	326.2	346.8	347.2	243.2	264.7	365.6	303.3
Basic per unit	1.31	1.37	1.44	1.44	1.49	1.59	1.55	1.23
Diluted per unit	1.30	1.35	1.43	1.43	1.47	1.56	1.53	1.22
Net income (loss)	96.3	(185.2)	137.4	127.0	144.4	220.5	177.8	122.9
Basic per unit	0.41	(0.77)	0.57	0.53	0.88	1.34	0.66	0.44
Diluted per unit	0.40	(0.77)	0.57	0.52	0.87	1.31	0.65	0.44
Distributions declared	242.4	243.5	245.0	247.0	162.0	167.6	240.7	241.5
Distributions per unit	$ 1.02	$ 1.02	$ 1.02	$ 1.02	$ 0.99	$ 1.02	$ 1.02	$ 1.02
OPERATING [(2)]								
Light oil and NGL production (bbls/day)	49,106	49,635	50,861	51,070	31,541	29,974	48,029	48,233
Light oil and NGL price ($/bbl)	$ 59.49	$ 65.24	$ 72.62	$ 76.99	$ 62.09	$ 71.96	$ 70.25	$ 57.43
Conventional heavy oil production (bbls/day)	22,610	21,288	21,922	22,262	20,685	18,625	21,186	22,586
Conventional heavy oil price ($/bbl)	$ 41.03	$ 42.45	$ 48.75	$ 48.69	$ 30.76	$ 52.85	$ 52.20	$ 37.57
Combined liquids production (bbls/day)	71,716	70,923	72,783	73,332	52,226	48,599	69,215	70,819
Combined liquids price ($/bbl)	$ 53.67	$ 58.40	$ 65.43	$ 68.40	$ 49.68	$ 64.64	$ 64.73	$ 51.09
Natural gas production (mmcf/day)	340.4	334.1	315.4	328.1	266.9	267.9	359.1	354.6
Natural gas price ($/mcf)	$ 7.59	$ 7.55	$ 5.86	$ 6.34	$ 8.12	$ 6.14	$ 5.97	$ 6.97

(1) Non-GAAP measures. Please see Non-GAAP Measures Advisory on page 47.
(2) Production volumes and prices are average for the quarter.

ABBREVIATIONS

bbl	barrel (oil or natural gas liquids)
mmbbl	million barrels
bbls per day or bbls/day or bbls/d	barrels per day
boe	barrels of oil equivalent (based on 6 mcf of natural gas equalling one barrel of oil)
boe/d	barrels of oil equivalent per day
CO_2e	carbon dioxide equivalent
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet (natural gas)
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf per day or mmcf/day or mmcf/d	million cubic feet per day
NGL	natural gas liquids
GJ	gigajoule
bcf	billion cubic feet
API	American Petroleum Institute
TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange
WTI	West Texas Intermediate
MW	megawatt
MWh	megawatt-hour

46

47 NOTES TO READER This document is for information purposes only and is not intended to, and should not be construed to constitute an offer to sell or the solicitation of an offer to buy securities of Penn West. Nor should it be construed, under any circumstances, as investment, tax or legal advice. Any person accepting delivery of this document acknowledges the need to conduct their own thorough investigation into Penn West before considering any investment in its securities. All references are to Canadian Dollars unless otherwise specified. NON-GAAP MEASURES ADVISORY This document includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, payout ratio and netback. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess the ability to fund distributions and planned capital programs. The Trust calculates payout ratio as distributions divided by funds flow. Netback or netbacks is a per-unit-of-production measure of operating margin used in capital allocation decisions. OIL AND GAS INFORMATION ADVISORY Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead. FORWARD-LOOKING STATEMENTS Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the performance characteristics of our oil and natural gas properties; the impact on our business, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax; our ability to shield future funds flow from income tax using our tax pools; the impact on our reserves, business and funds flow of the proposed new Alberta royalty framework; the sufficiency of our insurance coverage to compensate us for certain losses and related expenses; environmental regulation compliance costs and strategy; production forecasts; cash flow and funds flow forecasts; reserve life index estimates; netback estimates; our business strategy, including our strategy in respect of our unconventional resource plays such as our Peace River Oil Sands project and our coal bed methane, shale gas and enhanced oil recovery projects, and our expectations respecting the impact that these plays could have on our future operational and financial results; our exploration and development plans (including drilling plans) for our oil and natural gas properties in 2008 and beyond, the timing for executing such plans and our expectations of the benefits to be derived from such plans; the potential of our growth projects to add additional reserves and production in the future and the magnitude thereof; the size, quality and range of opportunities available to us from our asset base and our ability to profit from those opportunities in the future; our ability to apply new technologies successfully; our future product balance; the sufficiency of our environmental program; funding sources for future distributions, future distribution levels, future payout ratios and the sustainability of distributions; our ability to access additional capital when required in the future; our ability to control costs in the future; our intention to rationalize non-core assets and the use of funds received therefrom; the impact that the acquisition of Canetic Resources Trust has had on our asset base and may have in the future on our operational and financial results; the funding of our asset retirement obligations; our outlook for oil and natural gas prices; our forecast 2008 capital expenditures, including the allocation, timing and funding thereof; currency exchange rates; the quantity and recoverability of our oil and natural gas reserves and resources; and the ability of Penn West to economically develop its resources on its unconventional plays (including at its Peace River Oil Sands Project) and convert these resources into reserves, and the potential impact thereof on our operational and financial results. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future capital expenditure levels; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future interest rates; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; the ability of insurance to offset the financial impact of the fire-related outage at the Wildboy natural gas plant; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production and add new production and reserves through our development and exploitation activities. Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and our ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust and Canetic Resources Trust; changes in federal and provincial taxation laws and regulations; changes in the Alberta royalty framework and the impact of those changes on us; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST ENERGY TRUST • 2007 ANNUAL SUMMARY

INVESTOR INFORMATION

DIRECTORS

John A. Brussa
Chairman
Calgary, Alberta

Jack C. Lee
Vice Chairman
Calgary, Alberta

William E. Andrew
Calgary, Alberta

Thomas E. Phillips (3)
Calgary, Alberta

James C. Smith (1)(2)(3)
Calgary, Alberta

George H. Brookman (2)(4)(5)
Calgary, Alberta

James E. Allard (1)
Calgary, Alberta

Frank Potter (1)(4)
Toronto, Ontario

Shirley A. McClellan (1)(4)(5)
Hanna, Alberta

Robert G. Brawn (3)(5)
Calgary, Alberta

Daryl Gilbert (3)(5)
Calgary, Alberta

R. Gregory Rich (2)(4)
Houston, Texas

Notes:
(1) Member of the Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Governance Committee
(5) Member of the Health, Safety and Environment Committee

OFFICERS

William Andrew
Director and Chief Executive Officer

Murray Nunns
President and
Chief Operating Officer

David Middleton
Executive VP, Operations
and Corporate Development

Todd Takeyasu
Executive VP and
Chief Financial Officer

Thane Jensen
Senior VP, Exploration
and Development

Mark Fitzgerald
Senior VP, Engineering

Eric Obreiter
Senior VP, Production

Hilary Foulkes
Senior VP, Acquisitions
and Divestments

Keith Luft
General Counsel and Senior VP,
Stakeholder Relations

Anne Thomson
VP, Exploration – Gas District

Doug Marjerrison
VP, Development – Gas District

Brian Keller
VP, Exploration – Light Oil District

Don Wood
VP, Development – Light Oil District

Brett Frostad
VP, Exploration – Heavy Oil District

Gregg Gegunde
VP, Development – Heavy Oil
District

Kristian Tange
VP, Corporate Development
and Planning

David Sterna
VP, Marketing

Keith Rockley
VP, Human Resources and
Corporate Administration

Lucas Law
VP, Acquisitions and Divestments

Don Robson
VP, Land

John Artym
VP, Health, Safety and Training

Bill Morgan
VP, Joint Venture and
Midstream Services

Sherry Wendt
Corporate Secretary

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
Vancouver, B.C.

Enerlaw LLP
Calgary, Alberta

INDEPENDENT RESERVE EVALUATOR

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule & Associates Ltd.
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

48

DESIGNED AND PRODUCED BY MERLIN EDGE INC. WWW.MERLINEDGE.COM PRINTED IN CANADA BANKERS Canadian Imperial Bank of Commerce Royal Bank of Canada The Bank of Nova Scotia Bank of Montreal Bank of Tokyo-Mitsubishi UFJ (Canada) Alberta Treasury Branches Sumitomo Mitsui Banking Corporation of Canada BNP Paribas (Canada) Societe Generale (Canada Branch) HSBC Bank Canada The Toronto Dominion Bank Citibank, N.A., Canadian Branch National Bank of Canada Fortis Capital (Canada) Ltd. Bank of America, N.A., Canada Branch West LB AG, Toronto Branch Union Bank of California, Canada Branch Caisse Centrale Desjardins TRANSFER AGENT CIBC Mellon Trust Company Calgary, Alberta Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. CIBC can be reached at: CIBC Mellon Trust Company (416) 643-5000 or toll-free throughout North America at 1-800-387-0825 Email: inquiries@cibcmellon.ca Website: www.cibcmellon.ca STOCK EXCHANGE LISTING Toronto Stock Exchange Trading Symbol: PWT.UN Debentures: PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F New York Stock Exchange Trading Symbol: PWE HEAD OFFICE Suite 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3 Telephone: (403) 777-2500 Toll-free: 1-866-693-2707 Fax: (403) 777-2699 Website: www.pennwest.com For further information contact: Investor Relations Toll-free: 1-888-770-2633 Email: investor_relations@pennwest.com William Andrew Chief Executive Officer Telephone: (403) 777-2502 Email: bill.andrew@pennwest.com NYSE DISCLOSURE OF GOVERNANCE DIFFERENCES As a Canadian trust listed on the New York Stock Exchange (“NYSE”), Penn West is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Penn West must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards. Penn West’s Statement of Significant Governance Differences can be found on Penn West’s website at www.pennwest.com. EXECUTIVE CERTIFICATIONS Penn West has included, as Exhibits to its Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission, certificates of the Chief Executive Officer and the Executive Vice President and Chief Financial Officer regarding the quality of Penn West’s public disclosure. Penn West has also submitted to the New York Stock Exchange a certificate of the Chief Executive Officer certifying that he is not aware of any violation by Penn West of NYSE corporate governance listing standards.

Suite 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3 Telephone: (403) 777-2500 Fax: (403) 777-2699 www.pennwest.com